MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
New York, New York 10036
March 31, 2006
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attn:	Daniel Lee, Esq.

RE:	Visicu, Inc. Registration Statement on Form S-1 File No. 333-129989
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Visicu, Inc. that the effective date of the above-captioned Registration Statement be accelerated in order that such Registration Statement may become effective at 4:00 p.m. (Eastern time) on April 4, 2006 or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between March 21, 2006 and 5:00 p.m. on March 30, 2006, copies of the preliminary prospectus dated March 16, 2006 were distributed as follows:

	285	sent to 20 Underwriters
	500	sent to 8 Dealers
	1,212	sent to 120 Institutions
	0	sent to 0 Others
Total:	1,997
     We were advised on January 27, 2006 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering pursuant to the above-captioned Registration Statement.

Securities and Exchange Commission
March 31, 2006

     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED WACHOVIA CAPITAL MARKETS, LLC THOMAS WEISEL PARTNERS LLC WILLIAM BLAIR & COMPANY, L.L.C. As Representatives of the Several Underwriters
By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ William L. Blais
	Name:	William L. Blais
	Title:	Managing Director